Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three and six months ended June 30, 2020 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our Registration Statement on Form F-1, as amended (Registration No. 333-237841) (the “Registration Statement”).

Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.

Overview

We are a late clinical-stage oncology-focused biotechnology company evolving into a commercial-stage company as we prepare for the launch of our lead product candidate, if approved. We are a pioneer in the development of highly potent and targeted antibody drug conjugates (“ADCs”) for patients suffering from hematological malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. We are leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy to generate a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises three clinical-stage product candidates, loncastuximab tesirine (“Lonca” and previously known as ADCT-402), camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, Cami and ADCT-601, and two preclinical product candidates, ADCT-901 and ADCT-701. We retain exclusive worldwide development and commercialization rights to all of our product candidates, other than Cami for which we have a collaboration and license agreement with Genmab A/S. Our commercial organization has initiated pre-launch market activities and is leveraging our team’s deep industry experience to maximize the commercial potential of any approved products.

Our two lead product candidates, Lonca and Cami, have demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining tolerability profiles that we believe are manageable. We have evaluated Lonca in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”) that showed a 48.3% overall response rate (“ORR”) and 24.1% complete response rate (“CRR”) with a manageable toxicity profile, as of April 2020. We intend to submit a biologics license application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) in the second half of 2020 for Lonca for the treatment of relapsed or refractory DLBCL and to concurrently commence a confirmatory Phase 3 clinical trial of Lonca in combination with rituximab that, if successful, may serve as the basis for a supplemental BLA of Lonca for the treatment of relapsed or refractory DLBCL. We are also conducting a Phase 1/2 clinical trial of Lonca in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and mantle cell lymphoma (“MCL”) that showed a 75.0% ORR and a 58.3% CRR with a manageable toxicity profile as of April 6, 2020 at the dose that will be used in the pivotal Phase 2 part of the clinical trial. In July 2020, we dosed the first patient in the Phase 2 portion of this clinical trial. We also had an end-of-Phase 1 meeting with the FDA in the second quarter of 2020 to discuss a potential pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory follicular lymphoma (“FL”) that we expect to commence in the first half of 2021.

In addition, we are evaluating Cami in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (“HL”) and have enrolled 47 patients as of June 30, 2020. We have completed enrollment of a 133-patient Phase 1 clinical trial of Cami for the treatment of relapsed or refractory HL and non-Hodgkin lymphoma (“NHL”) that has shown an 86.5% ORR in patients with HL at the initial dose for our pivotal Phase 2 clinical trial and a 44.0% ORR in a subset of patients with T-cell lymphoma as April 2019. We believe that our pivotal Phase 2 clinical trial of Cami for the treatment of HL, if successful, will support a BLA submission. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

Recent Developments

Impact of the COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of the coronavirus disease (“COVID-19”) caused by a novel strain of coronavirus as a pandemic, which continues to spread throughout the United States, the European Union, Switzerland, the United Kingdom and around the world. Since then, COVD-19 has continued to spread, impacting the economies of most countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, we believe the extent of the impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drives are beyond our knowledge and control, and as a result, at this time the ultimate impact on our results of operations, cash-flows and financial position in 2020 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development programs, clinical trials, regulatory submissions, commercialization preparations and other business operations. With respect to our clinical-stage product candidates:

•	Pivotal Phase 2 Clinical Trial of Lonca in Relapsed or Refractory DLBCL: This clinical trial has completed recruitment. Patients continue in follow-up, and data are being collected. We anticipate submitting a BLA in the second half of 2020, and we do not expect the COVID-19 pandemic to have a material impact on the submission.

•	Other Clinical Programs: We are not currently aware of any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses. However, the ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.

Pivotal Phase 2 Clinical Trial of Lonca in Relapsed or Refractory Diffuse Large B-Cell Lymphoma

At the European Hematology Association meeting in June 2020, we reported additional data from our 145-patient pivotal Phase 2 clinical trial of Lonca for the treatment of relapsed or refractory DLBCL.

As of April 2020, the main observed efficacy findings were as follows:

•	The ORR was 48.3%, with 24.1% of patients achieving a complete response and another 24.1% of patients achieving a partial response.

•	Lonca’s significant clinical activity was observed across a broad patient population in this clinical trial, including transplant eligible and ineligible patients, patients who have not responded to first-line therapy or any prior therapy, patients with bulky disease, double-hit and triple-hit disease and transformed disease and patients who have received prior CD19 therapies and SCT.

•	The median duration of response (“DoR”) was 10.25 months for responding patients.

As of April 2020, the main observed safety and tolerability findings were as follows:

•	Grade ≥3 treatment emerging adverse events (“TEAEs”) were reported in 72.4% of patients. The most common Grade ≥3 TEAEs that were reported in more than 10% of patients included neutropenia (25.5% of patients), thrombocytopenia (17.9% of patients), gamma-glutamyltransferase increase (16.6% of patients) and anemia (10.3% of patients).

We intend to submit a BLA to the FDA in the second half of 2020 for Lonca for the treatment of relapsed or refractory DLBCL. In addition, we intend to commence a Phase 3 randomized confirmatory clinical trial of Lonca in combination with rituximab for the treatment of relapsed or refractory DLBCL concurrently with the BLA submission. We believe that this clinical trial, if successful, will support a supplemental BLA for Lonca to be used as a second-line therapy for the treatment of relapsed or refractory DLBCL.

Pivotal Phase 1/2 Clinical Trial of Lonca in Combination with Ibrutinib in Relapsed or Refractory Diffuse Large B-Cell Lymphoma and Mantle Cell Lymphoma

At the European Hematology Association meeting in June 2020, we reported interim results from 25 patients of the Phase 1/2 clinical trial of Lonca combined with ibrutinib in relapsed or refractory DLBCL and MCL.

The main observed efficacy findings for 12 evaluable patients (11 non-germinal center B-cell like (“non-GCB”) DLBCL patients and 1 MCL patient) at the recommended Phase 2 dose of 60 µg/kg were as follows:

•	The ORR was 75.0%, with 58.3% of patients achieving a complete response.

•	The encouraging efficacy of the combination of Lonca and ibrutinib was observed across a broad population of patients with poor prognosis, including patients who have not responded to first-line therapy or any prior therapy, patients with bulky disease, double-hit and triple-hit disease and transformed disease.

The main observed safety and tolerability findings were as follows:

•	Grade ≥3 TEAEs were reported in 56% of patients. The most common Grade ≥3 TEAEs that were reported in more than 10% of patients were thrombocytopenia (20.0% of patients) and anemia (12.0% of patients).

•	Lonca 60 µg/kg with ibrutinib 560 mg/day was identified as the maximum tolerated dose (“MTD”).

In July 2020, we dosed the first patient in the Phase 2 portion of this clinical trial. The Phase 2 portion of the clinical trial will enroll three cohorts: non-germinal center B-cell like DLBCL, germinal center B-cell-like DLBCL and MCL.

Pivotal Phase 2 Clinical Trial of Cami in Relapsed or Refractory Hodgkin Lymphoma

In July 2020, we announced that the FDA has lifted the partial clinical hold that was placed on our pivotal Phase 2 clinical trial of Cami for the treatment of relapsed or refractory HL. We have resumed patient enrollment for this clinical trial.

Results of Operations

Comparison of the Three Months Ended June 30, 2020 and 2019

The following table summarizes our results of operations for the three months ended June 30, 2020 and 2019:

	For the Three Months Ended June 30,
in KUSD	2020	2019	Change
Contract revenue	-	1,962	(1,962)

Operating expense
Research and development	(25,950)	(21,760)	(4,190)
General and administrative	(18,999)	(4,089)	(14,910)
Total operating expense	(44,949)	(25,849)	(19,100)
Loss from operations	(44,949)	(23,887)	(21,062)

Other income (expense)
Other income	130	-	130
Convertible loans, derivatives, increase in fair value	(79,261)	-	(79,261)
Convertible loans, first tranche, derivative, transaction costs	(1,571)	-	(1,571)
Financial income	195	659	(464)
Financial expense	(897)	(36)	(861)
Exchange differences	(100)	10	(110)

Total other income (expense)	(81,504)	633	(82,137)
Loss before taxes	(126,453)	(23,254)	(103,199)
Income tax expense	(104)	(94)	(10)
Net loss	(126,557)	(23,348)	(103,209)

Notable items impacting the results for the three months ended June 30 included:

	Three months ended June 30,
in KUSD	2020	2019	Change
Research and development - share-based compensation	2,189	37	2,152
General and administrative - share-based compensation	10,545	19	10,526
Convertible loans, derivatives, increase in fair value	79,261	-	79,261
Convertible loans, first tranche, derivative, transaction costs	1,571	-	1,571

Contract revenue

Contract revenue decreased to nil for the three months ended June 30, 2020 from $2.0 million for the three months ended June 30, 2019, a decrease of $2.0 million, or 100.0%. The decrease was due to the discontinuance of the joint clinical development of MEDI3726 and the recognition during the three months ended June 30, 2019 of the remaining non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our consolidated balance sheet) of $2.3 million that existed as of December 31, 2018.

Research and development expense

The following table summarizes our research and development expense for the three months ended June 30, 2020 and 2019:

	Three months ended June 30,
in KUSD	2020	2019	Change
External costs [1]	16,161	16,415	(254)
Employee expense [2]	9,789	5,345	4,444
Research and development expense	25,950	21,760	4,190

1 Includes depreciation expense

2 Includes share-based compensation expense

Our research and development expense increased to $26.0 million for the three months ended June 30, 2020 from $21.8 million for the three months ended June 30, 2019, an increase of $4.2 million, or 19.3%. The increase was primarily due to increased employee expense associated with an increased number of research and development employees and increased share-based compensation expense.

The following table summarizes our research and development expense for our major development programs for the three months ended June 30, 2020 and 2019:

	Three months ended June 30,
in KUSD	2020	2019	Change
Lonca	12,261	9,143	3,118
Cami	7,365	5,277	2,088
ADCT-602	758	328	430
ADCT-601	740	1,013	(273)
Preclinical product candidates, research pipeline	3,465	5,722	(2,257)
Not allocated to specific programs	1,361	277	1,084
Research and development expense	25,950	21,760	4,190

The increase in research and development expense related to Lonca was due to ongoing activities for the pivotal Phase 2 trial of Lonca for the treatment of relapsed or refractory DLBCL, increased activities in support of the BLA submission for Lonca, including chemistry manufacturing & controls (“CMC”), and combination clinical trials for Lonca.

The increase in research and development expense related to Cami was due to an increase in CMC activities, as well as the ramp-up related to the Phase 1b clinical trial of Cami for the treatment of selected advanced solid tumors.

The decrease in research and development expense related to preclinical product candidates and research pipeline was due to the impact of COVID-19 and the closing of our laboratories in the UK. The UK laboratories have since reopened.

General and administrative expense

The following table summarizes our general and administrative expense for the three months ended June 30, 2020 and 2019:

	Three months ended June 30,
in KUSD	2020	2019	Change
External costs [1]	4,421	2,843	1,578
Employee expense [2]	14,578	1,246	13,332
General and administrative expense	18,999	4,089	14,910

1 Includes depreciation expense

2 Includes share-based compensation expense

Our general and administrative expense increased to $19.0 million for the three months ended June 30, 2020 from $4.1 million for the three months ended June 30, 2019, an increase of $14.9 million, or 364.6%. The increase was primarily due to higher employee expense associated with increased share-based compensation expense of $10.5 million. General and administrative expense also increased as a result of additional employee headcount primarily relating to the recruitment of commercial employees as we prepare for the anticipated launch of Lonca in 2021, which resulted in employee expense of $1.3 million.

Employee expense for the three months ended June 30, 2020 includes share-based compensation expense relating to the ADC Therapeutics Incentive Plan dated May 1, 2014 and Amended and Restated as of October 1, 2015 (the “2014 Incentive Plan”) and the ADC Therapeutics Ltd 2016 Share Purchase Plan (the “2016 Share Purchase Plan”), both of which terminated upon the effectiveness of the registration statement for our initial public offering, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, having to be recognized at that time. The amount of expense recognized for these plans in the three months ended June 30, 2020 was $6.5 million, which is included in the share-based compensation expense noted above. Share-based compensation expense under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”) was also recognized in the three months ended June 30, 2020 and will continue to arise in the future.

Other income and expense

The following table summarizes our other income and expense for the three months ended June 30, 2020 and 2019:

	For the Three Months Ended June 30,
in KUSD	2020	2019	Change
Other income	130	-	130
Convertible loans, derivatives, increase in fair value	(79,261)	-	(79,261)
Convertible loans, first tranche, derivative, transaction costs	(1,571)	-	(1,571)
Financial income	195	659	(464)
Financial expense	(897)	(36)	(861)
Exchange differences	(100)	10	(110)
Total other income (expense)	(81,504)	633	(82,137)

Other income

We recognize as other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s Research and Development Expenditure Credit scheme. For the three months ended June 30, 2020, we recognized $0.1 million in respect of fiscal year 2020 in other income. For the three months ended June 30, 2019, we did not recognize any such income.

Convertible loans, derivatives, increase in fair value

This charge is explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”), the Company has drawn down the first tranche of the convertible loans amounting to $65 million on May 19, 2020 and is obligated to draw down the second tranche amounting to $50 million upon the receipt of regulatory approval for Lonca. The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. The obligation arising from the second tranche is accounted for as a derivative and is also remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the unaudited condensed consolidated interim statement of income. The significant increase in the fair values in the period is due to the increase in the price of our common shares since our initial public offering.

Convertible loans, first tranche, derivative, transaction costs

As explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements, transaction costs incurred on the issuance of the first tranche of the convertible notes have been allocated pro rata to the embedded conversion option derivative and to the residual convertible loan. The costs allocated to the loan have been deducted from the initial book value of the loan and will therefore be recognized over the life of the loan as part of the effective interest cost (see “Financial Expense” below). The costs allocated to the embedded derivative feature of the first tranche have been recognized directly in the unaudited condensed consolidated interim statement of income.

Financial income

Our financial income decreased to $0.2 million for the three months ended June 30, 2020 from $0.7 million for the three months ended June 30, 2019. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.

Financial expense

Our financial expense increased to $0.9 million for the three months ended June 30, 2020 from $0.04 million for the three months ended June 30, 2019. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate, from May 19, 2020.

Income tax expense

Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.

Comparison of the Six Months Ended June 30, 2020 and 2019

The following table summarizes our results of operations for the six months ended June 30, 2020 and 2019:

	For the Six Months Ended June 30,
in KUSD	2020	2019	Change
Contract revenue	-	2,340	(2,340)

Operating expense
Research and development	(61,325)	(46,572)	(14,753)
General and administrative	(27,509)	(6,592)	(20,917)
Total operating expense	(88,834)	(53,164)	(35,670)
Loss from operations	(88,834)	(50,824)	(38,010)

Other income (expense)
Other income	278	-	278
Convertible loans, derivatives, increase in fair value	(79,261)	-	(79,261)
Convertible loans, first tranche, derivative, transaction costs	(1,571)	-	(1,571)
Financial income	569	1,306	(737)
Financial expense	(939)	(73)	(866)
Exchange differences	(71)	(68)	(3)

Total other income (expense)	(80,995)	1,165	(82,160)
Loss before taxes	(169,829)	(49,659)	(120,170)
Income tax expense	(204)	(199)	(5)
Net loss	(170,033)	(49,858)	(120,175)

Notable items impacting the results for the six months ended June 30 included:

	Six months ended June 30,
in KUSD	2020	2019	Change
Research and development - share-based compensation	3,974	93	3,881
General and administrative - share-based compensation	12,550	47	12,503
Convertible loans, derivatives, increase in fair value	79,261	-	79,261
Convertible loans, first tranche, derivative, transaction costs	1,571	-	1,571

Contract revenue

Contract revenue decreased to nil for the six months ended June 30, 2020 from $2.3 million for the six months ended June 30, 2019, a decrease of $2.3 million, or 100.0%. The decrease was due to the discontinuance of the joint clinical development of MEDI3726 and the recognition during the six months ended June 30, 2019 of the remaining non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability in our consolidated balance sheet) of $2.3 million that existed as of December 31, 2018.

Research and development expense

The following table summarizes our research and development expense for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
in KUSD	2020	2019	Change
External costs [1]	42,300	36,041	6,259
Employee expense [2]	19,025	10,531	8,494
Research and development expense	61,325	46,572	14,753

1 Includes depreciation expense

2 Includes share-based compensation expense

Our research and development expense increased to $61.3 million for the six months ended June 30, 2020 from $46.6 million for the six months ended June 30, 2019, an increase of $14.7 million, or 31.7%. The increase was primarily due to increased external costs associated with our lead product candidates as clinical trials advanced and increased employee expense associated with an increased number of research and development employees as a result of our expanding level of research and development activity and increased share-based compensation expense.

The following table summarizes our research and development expense for our major development programs for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
in KUSD	2020	2019	Change
Lonca	27,753	18,820	8,933
Cami	19,655	13,880	5,775
ADCT-602	1,471	563	908
ADCT-601	2,400	2,937	(537)
Preclinical product candidates, research pipeline	7,979	9,177	(1,198)
Not allocated to specific programs	2,067	1,195	872
Research and development expense	61,325	46,572	14,753

The increase in research and development expense related to Lonca was due to ongoing activities for the pivotal Phase 2 trial of Lonca for the treatment of relapsed or refractory DLBCL, increased activities in support of the BLA submission for Lonca, including CMC, and combination clinical trials for Lonca.

The increase in research and development expense related to Cami was due to an increase in CMC activities, as well as the ramp-up related to the Phase 1b clinical trial of Cami for the treatment of selected advanced solid tumors.

The decrease in research and development expense related to preclinical product candidates and research pipeline was due to the impact of COVID-19 and the closing of our laboratories in the UK. The UK laboratories have since reopened.

General and administrative expense

The following table summarizes our general and administrative expense for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
in KUSD	2020	2019	Change
External costs [1]	8,401	4,062	4,339
Employee expense [2]	19,108	2,530	16,578
General and administrative expense	27,509	6,592	20,917

1 Includes depreciation expense

2 Includes share-based compensation expense

Our general and administrative expense increased to $27.5 million for the six months ended June 30, 2020 from USD 6.6 million for the six months ended June 30, 2019, an increase of $20.9 million, or 317.3%. The increase was primarily due to higher external costs associated with pre-launch commercial activities and higher employee expense associated with increased share-based compensation expense of $12.5 million. General and administrative expense also increased as a result of additional employee headcount, primarily relating to the recruitment of commercial employees as we prepare for the anticipated launch of Lonca in 2021, which resulted in employee expense of $1.8 million.

Employee expense for the six months ended June 30, 2020 includes share-based compensation expense relating to the 2014 Incentive Plan and the 2016 Share Purchase Plan, both of which terminated upon the effectiveness of the registration statement for our initial public offering, with all awards vesting as of that date and with all outstanding charges relating to those plans, which were being amortized over the vesting period, having to be recognized at that time. The amount of expense recognized for these plans in the six months ended June 30, 2020 was $7.5 million, which is included in the share-based compensation expense noted above. Share-based compensation expense under the 2019 Equity Incentive Plan was also recognized in the six months ended June 30, 2020 and will continue to arise in future.

Other income and expense

The following table summarizes our other income and expense for the six months ended June 30, 2020 and 2019:

	For the Six Months Ended June 30,
in KUSD	2020	2019	Change
Other income	278	-	278
Convertible loans, derivatives, increase in fair value	(79,261)	-	(79,261)
Convertible loans, first tranche, derivative, transaction costs	(1,571)	-	(1,571)
Financial income	569	1,306	(737)
Financial expense	(939)	(73)	(866)
Exchange differences	(71)	(68)	(3)
Total other income (expense)	(80,995)	1,165	(82,160)

Other income

We recognize as other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s Research and Development Expenditure Credit scheme. For the six months ended June 30, 2020, we recognized $0.3 million in respect of fiscal year 2020 in other income. For the six months ended June 30, 2019, we did not recognize any such income.

Convertible loans, derivatives, increase in fair value

This charge is explained in note 11 “Convertible loans” to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”), the Company has drawn down the first tranche of the convertible loans amounting to $65 million on May 19, 2020 and is obligated to draw down the second tranche amounting to $50 million upon the receipt of regulatory approval for Lonca. The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. The obligation arising from the second tranche is accounted for as a derivative and is also remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the unaudited condensed consolidated interim statement of income. The significant increase in the fair values in the period is due to the increase in the price of our common shares since our initial public offering.

Convertible loans, first tranche, derivative, transaction costs

As explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements, transaction costs incurred on the issuance of the first tranche of the convertible loans have been allocated pro rata to the embedded conversion option derivative and to the residual convertible loan. The costs allocated to the loan have been deducted from the initial book value of the loan and will therefore be recognized over the life of the loan as part of the effective interest cost (see “Financial Expense” below). The costs allocated to the embedded derivative of the first tranche have been recognized directly in the unaudited condensed consolidated interim statement of income.

Financial income

Our financial income decreased to $0.6 million for the six months ended June 30, 2020 from $1.3 million for the six months ended June 30, 2019. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.

Financial expense

Our financial expense increased to $0.9 million for the six months ended June 30, 2020 from $0.1 million for the six months ended June 30, 2019. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate from May 19, 2020.

Income tax expense

Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.

Liquidity and Capital Resources

Since inception, we have incurred significant net losses. To date, we have not generated any product revenue and we have financed our operations through equity financings, including our initial public offering, convertible debt financings and additional funds provided by collaborations. As of June 30, 2020, we had cash and cash equivalents of $348.6 million.

In May 2020, we completed our initial public offering, in which we issued and sold an aggregate of 14,082,475 common shares, including those issued and sold pursuant to the exercise in full of the underwriters’ option to purchase additional common shares. We received net proceeds of $244.2 million from the IPO, after deducting underwriting discounts and commissions and offering expenses payable by us.

In addition, in May 2020, we received net proceeds of $61.3 million, after deducting fees and expenses payable by us, of the first disbursement of convertible loans to us in the amount of $65.0 million under our Facility Agreement. Pursuant to the Facility Agreement, Deerfield agreed to extend a subsequent disbursement of convertible loans to us in the amount of $50.0 million upon receipt of regulatory approval for Lonca and satisfaction of certain other conditions. If we have not received the regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, expenses associated with commercial launch preparations, compensation and related expenses and other operating expenses, including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with the advancement of clinical trials, including our pivotal clinical trials, and BLA preparations for our lead product candidates, Lonca and Cami, and the development of our other product candidates and our research pipeline. In addition, as we prepare for the potential approval of Lonca, we expect to incur substantial expense for commercial launch preparations.

We plan to continue to fund our operating needs through the net proceeds of our initial public offering, the Deerfield Facility Agreement, additional equity financings and/or other forms of financing. We may also pursue strategic collaborations for clinical development and commercialization of our product candidates in various geographical markets. The sale of additional equity and the issuance of senior secured convertible notes under the Facility Agreement and the conversion of such notes into common shares would result in additional dilution to our shareholders.

Cash Flows

Comparison of the Six Months Ended June 30, 2020 and 2019

The following table summarizes our cash flows for the six months ended June 30, 2020 and 2019:

	Six months ended June 30,
Net cash provided by (used in) in KUSD:	2020	2019	Change
Operating activities	(72,688)	(55,688)	(17,000)
Investing activities	(634)	(1,907)	1,273
Financing activities	306,494	100,931	205,563
Net change in cash and cash equivalents	233,172	43,336	189,836

Net cash used in operating activities

Net cash used in operating activities increased to $72.7 million for the six months ended June 30, 2020 from $55.7 million for the six months ended June 30, 2019, an increase of $17.0 million, or 30.5%. The increase was primarily due to increased cash expenditure in the period on research and development, general and administrative costs and preparing for the commercial launch of Lonca.

Net cash used in investing activities

Net cash used in investing activities decreased to $0.6 million for the six months ended June 30, 2020 from $1.9 million for the six months ended June 30, 2019, a decrease of $1.3 million, or 66.8%. The decrease was primarily due to a reduction in amounts paid for intangible assets.

Net cash provided by financing activities

Net cash provided by financing activities increased to $306.5 million for the six months ended June 30, 2020 from $100.9 million for the six months ended June 30, 2019, an increase of $205.6 million, or 203.7%. The increase was primarily due to the completion of our initial public offering and the receipt of the first tranche of the convertible loans under the Facility Agreement.

Operating Capital Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates, including confirmatory clinical trials following any conditional or accelerated approval that our product candidates may receive, and engage in commercial launch preparations. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts. Our future capital requirements will depend on many factors, which are outlined in our Registration Statement and this discussion and analysis.

JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30th.

Contractual Obligations and Other Commitments

As of June 30, 2020 and during the periods presented, we did not have, and we do not currently have, any contractual obligations and other commitments, other than those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Other Commitments.”

Off-Balance Sheet Arrangements

As of June 30, 2020 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements, other than those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements.”

Quantitative and Qualitative Disclosures about Market Risk

During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Critical Accounting Policies and Significant Judgments and Estimates

There have been no material changes to the significant accounting policies and significant judgments and estimates from those described in the section in the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates.”

Recent Accounting Pronouncements

See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.

Cautionary Statement Regarding Forward-Looking Statements

This discussion contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in the Registration Statement titled “Risk Factors.” These forward-looking statements include, among others:

•	the commencement, timing, progress and results of our research and development programs, preclinical studies and clinical trials;

•	the timing of IND, BLA, MAA and other regulatory submissions with the FDA, EMA or comparable regulatory authorities in other jurisdictions;

•	the proposed clinical development pathway for our lead product candidates, Lonca and Cami, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval of such product candidates by the FDA, EMA or comparable regulatory authorities in other jurisdictions;

•	assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

•	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;

•	our plan for the commercialization of Lonca and, subject to our collaboration and license agreement with Genmab, of Cami, if approved;

•	our expectations regarding the size of the patient populations amenable to treatment with our product candidates, if approved, as well as the treatment landscape of the indications that we are targeting with our product candidates;

•	assumptions relating to the rate and degree of market acceptance of any approved product candidates;

•	the pricing and reimbursement of our product candidates;

•	our ability to identify and develop additional product candidates;

•	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our ability to raise capital when needed in order to continue our research and development programs or commercialization efforts;

•	assumptions regarding the receipt of the disbursements under the Facility Agreement;

•	our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our product candidates, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

•	our expectations regarding the impact of the COVID-19 pandemic;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer.

These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in the Registration Statement titled “Risk Factors” and elsewhere in this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.